Management’s Discussion and Analysis

Twelve Months Ended April 30, 2019

CANNEX CAPITAL HOLDINGS INC.
Management’s Discussion and Analysis
Twelve Months Ended April 30, 2019

The following management's discussion and analysis ("MD&A") is intended to help the reader understand Cannex Capital Holdings Inc.’s (“Cannex” or the “Company”) financial statements. The information provided should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements for the twelve months ended April 30, 2019 and the audited consolidated financial statements and notes for the period ended April 30, 2018. All amounts are stated in United States dollars (“$”) unless otherwise indicated; amounts denominated in Canadian dollars are indicated by “C$”. The effective date of this report is June 26, 2019.

The Company’s unaudited condensed consolidated interim financial statements for the period ended April 30, 2019 have been prepared in accordance with IAS 34 – Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward-looking statements. See the “Forward-Looking Statements” section of the report.

Management is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures and internal controls, and to ensure that information used internally or disclosed externally, including the financial statements and MD&A, is complete and reliable. The Company’s board of directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders. The board of directors and the audit committee meet with management on a quarterly basis to review the financial statements including the MD&A and to discuss other financial, operating and internal control matters.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Description of Business and Overview

Cannex, through its wholly owned subsidiaries, provides a range of comprehensive and flexible growth options for licensed cannabis cultivators, processors and dispensaries in the United States, including provision of: (1) turn-key real estate with operational infrastructure; (2) cannabis growing-related consulting services; (3) purchasing agent services; and (4) sales of packaging and other non-cannabis product inputs, such as soil, indoor lighting and packaging. The Company has operations in the states of Washington and California, and is pursuing additional opportunities in California.

Cannex was formed by an amalgamation (the “Amalgamation”) under the laws of British Columbia on March 13, 2018 and its common shares are listed on the Canadian Securities Exchange (“CSE”) under the symbol “CNNX” and on the OTCQX market under “CNXXF”. The Company is a reporting issuer in the provinces of British Columbia, Alberta and Ontario, and the head office of the Company is in Vancouver, BC,Canada.

The Amalgamation constituted a reverse takeover of Arco Resources Corp. by Cannex Capital Group Inc. (“Cannex Group”) following which the Company, through its wholly-owned subsidiary Cannex Holdings (Nevada) Inc., acquired 100% of the membership interests of BrightLeaf Development LLC (“BrightLeaf”) a limited liability company organized under the laws of the state of Washington. BrightLeaf, through subsidiaries, holds real estate assets, leasehold improvements, brands and other intellectual property, and material supply agreements with Superior Gardens LLC (d/b/a Northwest Cannabis Solutions) and 7Point Holdings LLC, both Washington State licensed cannabis producer/processors.

In June 2019, the Company acquired Pure Ratios Holdings, Inc. (“Pure Ratios”), a company which holds and creates intellectual property related to formulations which mix cannabinoids with traditional medicine ingredients. More information regarding Pure Ratios and its operations is contained in the Pure Ratios section below.

CANNEX CAPITAL HOLDINGS INC.
Management’s Discussion and Analysis
Twelve Months Ended April 30, 2019

Change of Year End

Cannex Group had a September 30 year end but, in conjunction with the Amalgamation, was required to change its year end to April 30. In April 2019, Cannex extended its year end to July 2019, thereby creating a 15-month fiscal 2019 period. This change resulted in the current April 30, 2019 statements of comprehensive income (loss), equity and cash flow being misaligned to the comparative statements which are for the four- and seven-month periods ended April 30, 2018.

Corporate Developments

  In March 2019, the Company signed a definitive agreement (the “Definitive Agreement”) with 4Front Holdings LLC (“4Front”), pursuant to which 4Front has agreed to combine with Cannex in an all-stock transaction (the “4Front Transaction”) whereby the former securityholders of Cannex and 4Front will become securityholders in the combined company. 4Front is an U.S.-based cannabis company which owns, manages, controls, or services cannabis licenses in Illinois, Massachusetts, Pennsylvania, and Maryland, in addition to having license applications in other U.S. states. In December 2018, the Company had previously entered into a binding letter agreement (the “Interim Agreement”) to acquire the membership interests 4Front and executed an unsecured demand promissory note allowing 4Front to borrow up to $8,000,000 (later increased to $13,000,000) during the pendency of the transaction (the “4Front Note”). See 4Front Transaction and 4Front Note sections below for more information.

  In April 2019, 99.7% of Cannex common shares voted at the meeting and 100% of Cannex Class A convertible restricted voting shares were voted in favor of approving the 4Front Transaction. See 4Front Transaction section below for more information on the details of the transaction.

  In April 2019, the Department of Justice issued Cannex and 4Front a second request for information (the “Second Request”) pursuant to theHart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), as amended. Subsequently, upon additional substantive review in June 2019, the Company determined that the 4Front Transaction was not a reportable event under the HSR Act and withdrew its filings with the U.S. Federal Trade Commission. The withdrawal does not preclude the U.S. Department of Justice (“DOJ”) from investigating the 4Front Transaction to ensure compliance with antitrust laws, however Cannex management believes no substantive antitrust issues are posed by the 4Front Transaction. Management believes that the 4Front Transaction will close by July 31, 2019.

  In May 2019, 4Front repaid approximately $6,100,000 of the 4Front Note and in June 2019 took a separate draw on the note of $3,000,000.

  In June 2019, the Company acquired 100% of California- based Pure Ratios (“Pure Ratios Transaction”), in a cash and stock transaction. See Pure Ratios section below for more information on the details of the transaction.

4Front Transaction

In March 2019, the Company entered into a Definitive Agreement with 4Front with respect to the Transaction whereby the former securityholders of Cannex and 4Front will become securityholders in the combined company (the “Resulting Issuer”). The Company had previously entered into the Interim Agreement with 4Front in December 2018. Cannex and 4Front are arm’s length parties. In connection with the Transaction, an application will be made to list the Resulting Issuer’s subordinate voting shares (“Subordinate Voting Shares”) for trading on the CSE. Cannex shareholders approved the Transaction at a special meeting of securityholders held on April 18, 2019.

CANNEX CAPITAL HOLDINGS INC.
Management’s Discussion and Analysis
Twelve Months Ended April 30, 2019

Under the terms of the Definitive Agreement, the Transaction will be carried out by way of a plan of arrangement under the BCBCA. Former members of 4Front will, through a series of transactions, exchange such interests for 327.4 million shares in the Resulting Issuer on an as-converted basis (the “Consideration Shares”), subject to minor adjustment provisions included in the Definitive Agreement. The number of Consideration Shares was determined by way of a previously agreed ratio such that the shareholder ratio will proportionally equal 1:1.75 Cannex shareholders to former 4Front members on closing of the Transaction (the “Exchange Ratio”). Holders of Cannex common shares will receive Subordinate Voting Shares on a 1:1 basis. Holders of Class A restricted voting shares of Cannex will receive proportionate voting shares of the Resulting Issuer (“Proportionate Voting Shares”) on an 80:1 basis. Each Proportionate Voting Share carries 80 votes and each Subordinate Voting Share carries one vote.

The Proportionate Voting Shares will not be listed for trading on the CSE but may be exchanged for Subordinate Voting Shares in certain circumstances. Pursuant to the Transaction, certain key members of 4Front, namely Joshua Rosen, Trevor Pratte, Karl Chowscano, Andrew Thut and Kris Krane (collectively, the “4Front Key Shareholders”), are expected to receive multiple voting shares of the Resulting Issuer (“Multiple Voting Shares”) where each Multiple Voting Share carries 800 votes. The Multiple Voting Shares will not be listed for trading on the CSE and may only be transferred or converted into Proportionate Voting Shares in certain circumstances. Post-Transaction, the former members of 4Front shall have over 80% of the voting control of the Resulting Issuer.

The Exchange Ratio was determined when the parties entered into the interim agreement (announced on November 26, 2018). The pre-agreed ratio provides for a pre-Transaction value to 4Front shareholders of approximately C$368.4 million calculated using a Cannex share price of C$1.125 per share.

Closing will remain subject to final court approval,4Front filing its current financial statements with the CSE, final CSE approval, as well as any other approvals for that are customary for a transaction of this nature. There can be no assurances that the Transaction will be completed as proposed or at all. Further information will also be available by way of an information circular to be prepared by Cannex and mailed to shareholders. For a complete description of the Transaction and its terms, please see Cannex’s public filings, and particularly the Management Information Circular filed in connection with this Transaction, available at www.sedar.com.

4Front Note

In December 2018, Cannex issued 4Front a demand unsecured promissory note which allows 4Front to draw- down up to $8,000,000, later increased to $13,000,000. The 4Front Note will provide 4Front additional capital to execute on growth initiatives and potential acquisitions while Cannex and 4Front move towards closing of the previously announced business combination. The Note, as amended, bears interest at the published prime rate (“Prime”) (5.5% as of December 20, 2018) and is due on or before December 24, 2019.

In May 2019, 4Front repaid approximately $9,100,000 of the 4Front Note and subsequently took a draw of $3,000,000. In June 2019, 4Front took another draw of $3,000,000.

As of the date of this MD&A, the amount outstanding under the 4Front Note (with interest) is $10,129,555.

Accucanna Note

In February 2019, Cannex loaned Accucanna LLC, an entity holding a dispensary license in California which shared significant common ownership with Pure Ratios prior to its acquisition by the Company, $1,350,000 by way of a secured convertible promissory note (the “Accucanna Note”). The note bears interest at 10% for six months, and 18% interest thereafter. It matures on December 31, 2019 or is payable upon the sale of Accucanna. The Company also has the right to convert the principal and interest outstanding to equity in Accucanna upon the latter’s sale.

CANNEX CAPITAL HOLDINGS INC.
Management’s Discussion and Analysis
Twelve Months Ended April 30, 2019

As of the date of this MD&A, the amount outstanding under the Accucanna Note (with interest) is $1,369,428.

Pure Ratios Transaction

In June 2019, the Company acquired 100% of Pure Ratios, a California-based company which formulates and markets CBD and/or THC-infused wellness products, in a cash and stock transaction. The consideration paid by the Company for Pure Ratios consisted of:

  $ 1,000,000 in cash,

  3,500,655 shares of Cannex stock, valued at approximately $3,963,400 on June 11, 2019 (the closing date of the acquisition). These shares were issued on June 24, 2019.

  Up to an additional $2,500,000 of contingent cash and stock consideration,

  Assumption of ~$200,000 in debt,

  Repayment of $300,000 in debt.

Additionally, the Company will provide an additional $500,000 in growth capital to Pure Ratios over several months post-closing. Cannex has already provided $500,000 in growth capital during the pendency of the transaction by way of a secured promissory note.

Operations

BrightLeaf

BrightLeaf’s business is composed of two primary segments: (1) leasing of turn-key facilities for the growing and/or processing of cannabis; and (2) provision of packaging, branding, non-cannabis input materials, associated consulting services, etc. to licensed cannabis entities in Washington State.

Leasing

BrightLeaf leases two facilities in Washington State: (1) the Tumwater Facility and (2) the Elma Grow.

The Tumwater Facility is made up of two buildings, with total interior area of approximately 116,500 square feet. 9631 Lathrop Industrial Drive is purely devoted to indoor cannabis cultivation (the “Tumwater Grow”), and 9603 Lathrop Industrial Drive is devoted to processing and distribution of cannabis (i.e., weighing, packaging, extracting, creation of edibles, and otherwise creating end products which are sold to licensed cannabis retailers by NWCS, as defined below) (“Tumwater Processing”). The Tumwater Facility is currently leased to and operated by Superior Gardens, LLC (d/b/a Northwest Cannabis Solutions) (“NWCS”), a leading Washington-State licensed cannabis producer/processor.

The Elma Grow is an approximately 60,000 square foot warehouse located at 37 Enterprise Lane, Elma, WA, which is from the Port of Grays Harbor under a lease which allows extension for up to 50 years from October 1, 2016. After entering into this lease, BrightLeaf improved the existing warehouse into the Elma Grow, which is a facility devoted only to indoor cannabis cultivation, like the Tumwater Grow. Management believes that the Elma Grow is superior to the Tumwater Grow, because it implements multiple design/functionality improvements which management believes will increase operator yields and improve operator costs. The Elma Grow is leased to and operated by 7Point Holdings LLC (“7Point”), a Washington State-licensed cannabis producer and processor.

For the twelve months ended April 30, 2019, revenue from leasing was $9,500,048.

CANNEX CAPITAL HOLDINGS INC.
Management’s Discussion and Analysis
Twelve Months Ended April 30, 2019

Packaging, Branding, Consulting Services, Etc.

BrightLeaf also earns revenue by, among other things: (1) providing cannabis growing-related consulting to both NWCS and 7Point; (2) selling NWCS cannabis packaging material, which contain protected intellectual property that BrightLeaf owns; (3) providing purchase agent services which assist 7Point and NWCS in favorably sourcing non-cannabis production inputs such as lights, ballasts, plastics, etc.; and (4) selling and/or leasing cannabis processing and other equipment to NWCS and 7Point.

BrightLeaf also actively develops intellectual property related to cannabis, such as new formulations, recipes, and brands. Management views developing intellectual property a prudent investment for the future, given what management believes to be a growing trend towards cannabis liberalization. Management plans to deploy BrightLeaf-created intellectual property through any cannabis businesses created or acquired by Cannex in other jurisdictions, and to potentially pursue licensing opportunities.

Accordingly, given the long-term nature of BrightLeaf’s intellectual property, which increases expenses in the near-term in order to invest in long-term growth, management does not judge BrightLeaf performance by any specific financial metrics and instead focuses on creation of valuable intellectual property which will be accretive in the long term while remaining a profit center.

Going forward, management anticipates that BrightLeaf will be the main US-based operating subsidiary of Cannex and therefore expects BrightLeaf to bear more “corporate” expenses related to administration, legal, integration of acquisitions, regulatory, licensing applications, etc. Additionally, BrightLeaf’s current intellectual property creations team is expected to become the nucleus for any such efforts throughout Cannex’s future US-based operations to achieve cost synergies in branding, packaging design, and advertising.

NWCS and 7Point are both owned by persons who are related parties to the Company, as described in more detail below.

Additionally, BrightLeaf generated revenue by selling products to 4Front-associated entities.

For the twelve months ended April 30, 2019, revenue from packaging, branding, consulting, etc. activities was $4,434,962.

Financial

Profit and loss amounts presented below are for the current period, being the twelve months ended April 30, 2019, compared to the period ended April 30, 2018, which included seven months of operations.

Selected Quarterly Information

The Company was formed by an Amalgamation in March 2018. Accordingly, it does not have a complete history of preparing quarterly financial statements. Initially, the predecessor operations of Cannex Group and BrightLeaf had a September 30 year end. The Company changed its year end to April 30 in conjunction with the Amalgamation to facilitate the preparation of filings. Accordingly, fiscal quarters prior to the Amalgamation do not align with the post-Amalgamation fiscal periods. Furthermore, the Company’s operations did not begin until May 2017, so the first quarter with operations was for the period ended June 30, 2017.

CANNEX CAPITAL HOLDINGS INC.
Management’s Discussion and Analysis
Twelve Months Ended April 30, 2019

	Revenue	Income (loss)	Basic and
		for the period	diluted income
			(loss)
			per share

Period Ended	$	$	$/share

June 30, 2017	1,528,341	(403,027)	(0.05)
September 30, 2017	1,810,673	(815,188)	(0.05)
December 31, 2017	2,884,005	(719,605)	(0.01)
April 30, 2018	4,056,163	(2,981,300)	(0.02)
July 31, 2018	3,400,435	2,428,507	0.01
October 31, 2018	3,051,502	696,746	0.00
January 31, 2019	3,678,787	(7,665,094)	(0.04)
April 30, 2019	3,804,286	(48,013,690)	(0.26)

Significant variations in the results of operations for each quarter relate to:

  June 30, 2017 – Includes only two months of operations with 116,500 square feet of leased property.

  July 31, 2018 – This is the first period of operations that includes all of the Company’s facilities and public company expenses without any Amalgamation-related costs.

  January 31, 2019 – The loss for the period primarily relates to non-cash activity for derivative liabilities and loan settlements, operating expenses including share-based compensation and consulting and legal fees relating to the transaction with 4Front.

  April 30, 2019 – The majority of the loss for the period relates to non-cash activity for derivative liabilities ($42,600,000), operating expenses including share-based compensation and ongoing expenses incurred related to the 4Front Transaction.

Results of Operations

Overall, the Company recorded a loss of $52,553,531 for the twelve-month period ended April 30, 2019 as compared to a loss of $3,700,905 for the seven-month period ended April 30, 2018 (indicated by “2018” in the disclosure below). Although the comparative fiscal period was twelve months, it only included seven months of operations as the Company was substantially inactive prior to May 1, 2017. Adjusted EBITDA decreased from $3,682,437 in the comparative period to $1,811,494 in the twelve months ended April 30, 2019 (see Adjusted EBITDA below for how these amounts were determined). EBITDA in the current quarter was adversely affected by the 4Front Transaction in the amount of $908,877.

Note on Net Loss and Derivative Liability

In November 2018, Gotham Green Partners (“GGP”) invested a gross amount of $32,000,000 into Cannex by way of secured convertible promissory notes (“GGP Notes”). The GGP Notes convert into Cannex stock at $0.83, a premium of ~28% to the closing price of Cannex stock on November 21, 2018, the date the GGP Notes were issued ($0.65) . Because, on April 30, 2019, the stock price had appreciated to $1.50, Cannex recorded a loss in fair value of derivative liability of $40,639,000.

Per IFRS accounting rules, the conversion feature of the GGP Notes must be valued each period, which Cannex does using the Black-Scholes model, and any changes in its value flow through to a company’s profit and loss. The conversion feature’s value is very linked to the price of Cannex’s common stock. So, simply put, if Cannex’s stock price goes up or down between the start of the accounting period and the end, the derivative liability will grow or shrink, and Cannex would record a profit or loss because of such growing or shrinking. Somewhat paradoxically, the higher the stock price moves, the larger the derivative liability grows – i.e. the more successful GGP’s investment the bigger the derivative liability.

CANNEX CAPITAL HOLDINGS INC.
Management’s Discussion and Analysis
Twelve Months Ended April 30, 2019

Accordingly, management does not consider derivative liability fluctuations a useful indicator of underlying business performance given that they are linked to stock performance rather than any operational performance of the business. A fuller discussion of the derivative liability and its calculation is contained in Cannex’s financial statements for this period.

Product Sales

Product sales primarily represent sales of finished goods packaging, such as printed boxes, plastic film, backing cards, branded unfilled extract cartridges, branded unfilled battery/cartridge combination units, cannabis processing equipment, etc. (collectively referred to as “Packaging”). Packaging sales increased in the period. Management believes the increase was due to increased sales volumes by NWCS, and sales to 4Front- affiliated entities.

Rental Income

Rental income is earned leasing the Tumwater Facility and Elma Grow to NWCS and 7Point, respectively. Rent payments for the Elma Grow commenced in December 2017. The Tumwater Facility lease rate escalates by contract every January, and the Elma Grow lease rate escalates by contract every November. Rental income increased versus the comparative period due to: (1) a full year of rental income from the Elma Grow, and (2) increased lease rates paid per rent escalation clauses.

Operating Expenses:

Comments on operating expenses follow:

  Accretion represents the difference between the stated interest rate on the convertible promissory notes and implicit fair value of incurring this debt if there were no conversion feature. It does not represent a cash disbursement to the Company.

  Consulting fees were paid for cannabis growing advisory, transaction advisory, and similar services.

  Depreciation primarily relates to the Company’s rental properties. Depreciation expense increased after the Elma Grow property was placed into service in September 2017.

  General expenses include office, telephone and similar expenses incidental to the conduct of business. The current period increase is largely a result of corporate activity undertaken by the head office in Vancouver, BC, Canada.

  Foreign exchange gain / loss increased due to more activity at the Company’s head office in Canada where it incurs expenses and holds funds in Canadian dollars. The Company is accordingly exposed to changes in the exchange rate between the US dollar and the Canadian dollar.

  Interest expense relates to the cost of financing the Company through debt. Interest in the current period is interest due on the GGP Notes, which is half paid in cash and half paid in kind.

  Professional fees represent legal, accounting and audit fees. Professional fees increased primarily because the Company obtained a quotation on the OTCQX in October 2018.

  Rent relates to leasing the Elma Grow facility, which was placed into service in September 2017.

  Property taxes relate to property taxes for Tumwater and Elma Grow facilities.

CANNEX CAPITAL HOLDINGS INC.
Management’s Discussion and Analysis
Twelve Months Ended April 30, 2019

  Share-based compensation comprises the fair value of compensatory stock options awarded in October 2018 and February 2019 to directors, employees and consultants. The fair value of stock options was determined using the Black-Scholes option pricing model and is recognized in the financial statements over the vesting periods.

  Shareholder and regulatory expenses include transfer agent and stock exchange fees incurred now that the Company is publicly listed.

  Travel represents costs incurred in connection with the Amalgamation, investigation of new business opportunities and business operations. In the comparative period, the Company did not undertake travel.

  Wages and salaries are paid to managers and operating staff.

  Change in the fair value of derivative liabilities results from the GGP Notes. This amount represents the change in the fair value of the conversion feature and is determined using the Black-Scholes option-pricing model.

  Income taxes of the US operations are payable only for the period since the Amalgamation. Prior to that, income was taxed in the hands of BrightLeaf’s partners. Income taxes are higher than the nominal rate since the Company is unable to offset Canadian operating losses against its United States operating income. The deferred income tax provision reflects a deferred tax liability arising from BrightLeaf taking accelerated depreciation for tax purposes prior to the Amalgamation that reduced the tax base available for future tax deductions. This provision is not directly result in cash flow and will reverse over time as the assets are depreciated.

Changes in Financial Position

The significant changes in the Company’s financial position since its April 30, 2018 year end relate to:

  Financing - borrowing $32,000,000 from GGP; repaying the $2,536,000 mortgage secured by the Tumwater Facility; repayment of promissory convertible notes; and recording changes in the derivative liability associated with the GGP financing (cumulatively $40,369,000).

  Investing - making loan advances of $14,505,619 to 4Front and others; investing in early stage companies ($2,918,062); incurring startup costs for new business opportunities; and collection of the Jetty Note receivable.

  Operations – evaluating several target investments and incurring ongoing costs to progress the proposed 4Front Transaction.

Liquidity and Capital Resources

At April 30, 2019, the Company had a working capital deficit of $28,060,278, including cash of $10,640,325, as compared to working capital of $4,273,674 at April 30, 2018.

Cannex’s working capital deficit includes a derivative liability of $56,557,142 related to the conversion feature of the GGP Notes. Cannex has $13,441,724 in net current assets if the derivative liability is backed out.

Other factors affecting near-term liquidity are:

  The Company expects to realize approximately $1,400,000 upon repayment of the Accucanna Note.

  The Company plans to continue investing into emerging markets; this may require the Company to undertake additional financing, which is subject to a number of factors such as amount, timing and other conditions that may make it unavailable to the Company.

CANNEX CAPITAL HOLDINGS INC.
Management’s Discussion and Analysis
Twelve Months Ended April 30, 2019

Non-IFRS Financial and Performance Measures

In addition to providing financial measurements based on IFRS, the Company provides additional financial metrics that are not prepared in accordance with IFRS. Management uses non-IFRS financial measures, in addition to IFRS financial measures, to understand and compare operating results across accounting periods, for financial and operational decision making, for planning and forecasting purposes and to evaluate the Company’s financial performance. These non-IFRS financial measures are EBITDA, adjusted EBITDA, adjusted net income and working capital. Management believes that these non-IFRS financial measures reflect the Company’s ongoing business in a manner that allows for meaningful comparisons and analysis of trends in the business, as they facilitate comparing financial results across accounting periods and to those of peer companies. Management also believes that these non-IFRS financial measures enable investors to evaluate the Company’s operating results and future prospects in the same manner as management. These non-IFRS financial measures may also exclude expenses and gains that may be unusual in nature, infrequent or not reflective of the Company’s ongoing operating results. As there are no standardized methods of calculating these non-IFRS measures, the Company’s methods may differ from those used by others, and accordingly, the use of these measures may not be directly comparable to similarly titled measures used by others. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance withIFRS.

EBITDA, Adjusted EBITDA and Adjusted Net Income

EBITDA, adjusted EBITDA and adjusted net income are financial measures that are not defined under IFRS. The Company uses these non-IFRS financial measures, and believes they enhance an investor’s understanding of the Company’s financial and operating performance from period to period, because they exclude certain material noncash items and certain other adjustments management believes are not reflective of the Company’s ongoing operations and performance. The Company calculates EBITDA as net income (loss), plus (minus) income taxes (recovery), plus (minus) interest expense (income), plus depreciation and amortization expense. adjusted EBITDA and adjusted net income exclude certain one-time non-operating expenses, as determined by management, including stock compensation expense, goodwill impairment, impairment of inventory, foreign exchange loss (gain) and business combination expense and business acquisition expense.

Working Capital

The calculation of working capital provides additional information and is not defined under IFRS. The Company defines working capital as current assets less current liabilities. This measure should not be considered in isolation or as a substitute for any standardized measure under IFRS. This information is intended to provide investors with information about the Company’s liquidity.

CANNEX CAPITAL HOLDINGS INC.
Management’s Discussion and Analysis
Twelve Months Ended April 30, 2019

Adjusted EBITDA

A reconciliation of income (loss) to adjusted EBITDA follows:

	Twelve months ended	Seven months ended
	April 30, 2019	April 30, 2018
	$	$

Loss for the period	(52,553,531)	(3,700,905)
Accretion	1,616,231	-
Interest expense	2,921,483	869,961
Interest income	(390,015)	(68,908)
Income taxes	(39,000)	(727,635)
Share-based compensation	4,347,135	3,752,715
Depreciation	2,001,088	1,398,025
Gain/loss on settlement	2,514,000	-
Change in fair value of derivative liabilities	40,639,000	488,000
Impairment of investments	755,103	-
Listing expense	-	1,671,184
Adjusted EBITDA	1,811,494	3,682,437

	Twelve months ended	Four months ended
	April 30, 2019	April 30, 2018
	$	$

Loss for the period	(48,013,690)	(2,981,300)
Accretion	580,034	-
Interest expense	1,087,342	549,335
Interest income	(168,274)	(68,908)
Income taxes	(194,000)	(727,635)
Share-based compensation	2,221,653	3,290,210
Depreciation	500,658	666,548
Change in fair value of derivative liabilities	42,600,000	(488,000)
Impairment of investments	755,103	-
Listing expense	-	1,671,184
Adjusted EBITDA	(631,174)	1,911,434

Management generally considers Adjusted EBITDA, which backs out derivative and certain other charges above, to be a useful financial measure in analyzing business performance. However, in the current period and the last four quarters management does not consider Adjusted EBITDA to be a useful financial measure in the current period, or when looking at the past four quarters retrospectively, because of significant legal and consulting costs related to the 4Front Transaction.

See Note on Net Loss and Derivative Liability above for a discussion regarding management’s view on the change in fair value of derivative liabilities charge. A fuller explanation of the Company’s accounting for accretion and changes in fair value of derivative liabilities is contained in note 14 of the Company’s condensed consolidated interim financial statements for the period ended April 30, 2019.

CANNEX CAPITAL HOLDINGS INC.
Management’s Discussion and Analysis
Twelve Months Ended April 30, 2019

Related Party Transactions

The Company has employment contracts with certain senior management. In the twelve months ended April 30, 2019, the Company paid management fees to companies controlled by insiders as follows: $92,028 (2018 - $46,812) to Delu Corp. a company controlled by the Company’s CEO; $46,014 (2018 - $46,812) to Equity One Capital Corporation, a company controlled by the Company’s former CFO; and $500,000 (2018 - $66,666) to Maha Consulting LLC, a company controlled by the Company’s COO.

The Company pays director fees of C$1,500 per month (C$4,000 to the board chairman) and an additional fee of C$2,000 per month to the chairs of the audit and risk and remuneration and nomination committees.

NWCS and 7Point have multiple contractual relationships with subsidiaries of the Company and are related to the Company as follows: Vlad Orlovskii, the sole owner of NWCS, holds 2,037,658 common shares and 12,015,565 Class A shares in the Company. Gerald Derevyanny, the sole owner of 7Point, holds 515,000 common shares in the Company, is a member of the board of directors of the Company, and is an employee of BrightLeaf.

On March 1, 2017, NWCS and the Company entered into a commercial gross lease for a 70-month term with two five-year renewal options of the 116,608 square foot Tumwater Facility at a rate of $4.00 per spare foot set to increase January 1 of each year during the initial term by $0.50 per square foot. On June 1, 2017, 7Point and the Company entered into a commercial sublease for a six-year term with one five-year renewal option for the 60,000 square foot Elma Grow at a rate of $4.00 per square foot set to begin December 1, 2017 and increase November 1 of each year during the initial term by $0.25 per square foot.

On January 1, 2018, the Company entered into a service agreement with NWCS engaging Ag Grow Imports LLC (“Ag Grow”), a wholly-owned subsidiary of BrightLeaf, to provide consulting and personnel services for growing and processing for $30,000 per month and to act as exclusive purchasing agent for equipment, machinery, and other supplies for $20,000 per month for a three-year term with automatic renewal for additional three-year terms.

On January 1, 2018, the Company entered into a service agreement with 7Point engaging Ag Grow to provide consulting and personnel services for growing and processing for $10,000 per month and to act as exclusive purchasing agent for equipment, machinery, and other supplies for $5,000 per month for a three-year term with automatic renewal for additional three-year terms.

On January 1, 2018, NWCS and the Company entered into a packaging supply agreement under commercially reasonable pricing terms by which NWCS submits packaging orders for Company-designed packaging sold by NWCS under an exclusive license to use Company brands and recipes in the state of Washington. The packaging supply agreement has an initial term of three years with automatic renewal for additional three- year periods.

During the twelve months ended April 30, 2019, the Company generated product sales of $4,434,962 (April 30, 2018 - $2,106,794) and rental income of $6,530,048 (April 30, 2018 - $3,498,420) from NWCS. During the twelve months ended April 30, 2019, the Company generated product sales of $nil (April 30, 2018 - $78,830) and rental income of $2,970,000 (April 30, 2018 - $1,200,000) from 7Point.

In the period ended April 30, 2019, the Company paid or accrued interest of $592,013 (April 30, 2018- $699,657) to Arkadi Gontmakher, Leonid Gontmakher, Roman Tkachenko, Vlad Orlovskii, and Oleg Orlovskii.

At April 30, 2019, the Company owed $nil (April 30, 2018 - $9,283,194) to related parties on account of convertible promissory notes and derivative liabilities. In December 2018, the promissory notes were fully repaid using the proceeds of the GGP Financing described above.

As at April 30, 2019, $nil (April 30, 2018 - $63,343) is owing to related parties on account of compensation and expenses incurred.

CANNEX CAPITAL HOLDINGS INC.
Management’s Discussion and Analysis
Twelve Months Ended April 30, 2019

As at April 30, 2019, $2,146,334 (April 30, 2018 - $1,365,887) of total trade receivables were due from NWCS and 7Point.

As at April 30, 2019, the balance of finance leases due from NWCS was $nil (April 30, 2018 - $527,592).

In December 2018, the Company entered into a non-arm’s length consulting agreement with Inverness Advisors LLC (“Inverness”), an affiliate of KEMA Partners LLC, a FINRA member and SEC-registered broker dealer, (“Inverness Agreement”) to provide merger and acquisition advisory work connected with the 4Front transaction described above and other projects. Inverness is partially owned by Thomas Peters, a board member of the Company. The Inverness Agreement was approved by non-interested members of the Company’s board, provides for compensation in the amount of $450,000 in December 2018, and a monthly retainer payment of $150,000 thereafter, and is cancellable by either party on five days’ notice. As at April 30, 2019, the Company paid management fees of $1,050,000 (April 30, 2018 - $nil) to Inverness, and the engagement has completed as of May 2019.

Financial Instruments

The Company’s activities expose it to a variety of financial risks, including foreign exchange risk, interest rate risk, commodity price risk, credit risk and liquidity risk.

Foreign Exchange Risk

The Company is exposed to exchange rate fluctuations between United States and Canadian dollars. Most importantly, the Company’s share price is denominated in Canadian dollars. If the Canadian dollar declines against the United States dollar, the United States dollar amounts available to fund expansion through the exercise of stock options and the C$1.50 warrants issued as part of the Company’s March 2018 subscription receipt offering will be less than originally contemplated.

The interest payable on the Company’s debt is denominated in U.S. dollars. While the Company maintains a head office in Canada where it incurs expenses primarily denominated in Canadian dollars, such expenses are a small portion of overall expenses incurred by the Company.

The GGP Notes and warrants issued by the Company to GGP as part of the GGP financing are denominated in U.S. dollars. The Company does not have a practice of trading derivatives and does not engage in “natural hedging” for funds held in Canada.

Interest Rate Risk

The Company’s borrowings are tied to LIBOR, with a LIBOR floor value of 2.5% and a ceiling of 5%. So, the Company is exposed to a certain degree of interest rate fluctuation, but such exposure is limited by the contractual LIBOR ceiling. The Company’s borrowings are material in relation to its assets and so the Company is exposed to interest rate fluctuations when and if the debt instruments are renewed.

Credit Risk

Cannex manages credit risk by trading with recognized creditworthy parties. In addition, it monitors receivable balances with the result that the Company’s exposure to impaired receivables is generally not significant.

Liquidity Risk

The Company manages liquidity risk by maintaining adequate cash balances. If necessary, it may raise funds through the issuance of debt, equity, or monetization of non-core assets. To ensure that there is sufficient capital to meet obligations, the Company continuously monitors and reviews actual and forecasted cash flows and matches the maturity profile of financial assets to development, capital and operating needs.

CANNEX CAPITAL HOLDINGS INC.
Management’s Discussion and Analysis
Twelve Months Ended April 30, 2019

Current and Future Accounting Policy Changes

The following new standards, and amendments to standards and interpretations, are not yet effective for the current period and have not been applied in preparing these financial statements. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below

  IFRS 9: New standard that replaced IAS 39 for classification and measurement, effective for annual periods beginning on or after January 1, 2018. Earlier application of IFRS 9 continues to be permitted. Adoption of this standard will not have a material effect on the consolidated financial statements.

  IFRS 15: In May 2014, the International Accounting Standards Board issued IFRS 15 - Revenue from Contracts with Customers, which provides a single, principles-based five-step model for revenue recognition to be applied to all customer contracts and requires enhanced disclosures. This standard is effective January 1, 2017 and allows early adoption. On July 22, 2015, the IASB unanimously affirmed its proposal to defer the effective date of IFRS 15 to periods beginning after January 1, 2018 and so IFRS is now effective but adoption of IFRS 15 has not had a material impact on the Company’s financial statements.

  IFRS 16: IFRS 16 - Leases specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring that lessees recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has an insignificant value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. IFRS 16 was issued in January 2016 and will be applicable to the Company’s fiscal period beginning August 1, 2019, although early adoption is permitted. The Company does not intend to early adopt this standard and is currently evaluating the impact of adopting this standard on the consolidated financial statements. The Company expects that it will recognize additional assets and liabilities as a result of the leasing arrangements currently entered or to be entered by its subsidiaries. The full extent of the impact of adoption of the standard has not yet been determined and management will continue to assess the impact as fiscal approaches.

  IFIC 23: This standard clarifies how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. It is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. The Company does not expect that the adoption of this standard will have a material effect on the Company’s consolidated financial statements.

Critical Accounting Estimates

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the financial statements within the next financial year are the same as those applied to the Company’s April 30, 2018 audited financial statements.

CANNEX CAPITAL HOLDINGS INC.
Management’s Discussion and Analysis
Twelve Months Ended April 30, 2019

The Company makes critical judgments in the determination of property, plant and equipment, inventory, share-based compensation, fair value of financial instruments and impairment.

Share Capital

The Company has two classes of shares, common shares and Class A restricted voting shares (“Class A shares”). The Class A shares are entitled to attend shareholder meetings and receive dividends but cannot vote for the election or removal of the Company’s directors. Class A shares make up roughly 60% of the total issued and outstanding shares of the Company.

Each Class A shares may be converted into one common share by board action, subject to certain potential restrictions mainly involving Cannex preserving its “foreign private issuer” status under U.S. securities law. The Class A shares were issued as part of the Amalgamation.

The following summarizes outstanding share capital and potential dilutive factors at the date of this MD&A:

•

Shares - At April 30, 2019, there were 87,904,704 common shares and 96,521,734 Class A shares issued and outstanding. As of the date of this report, there are 93,960,413 common shares and 96,521,734 Class A shares.

•

Stock Options - At April 30, 2019, there were stock options to purchase up to 13,125,000 common shares outstanding. As of the date of this report, there are stock options to purchase up to 17,055,000 common shares outstanding.

•	Warrants - At April 30, 2019, there were share purchase warrants outstanding to purchase up to 38,773,085 common and/or Class A shares in the following amounts:

o	7,000,000 warrants at $1.00

o	4,511,278 warrants at $1.33

o	23,897,426 warrants at C$1.50

o	1,354,321 agent warrants at C$1.00

o	2,010,050 warrants at $1.99

•	Convertible debt – The GGP financing is the only convertible debt currently issued by the Company. Such debt, if converted as of the date of the MD&A, would have resulted in the issuance of approximately 38,773,085 shares.

Common Shares

The Company issued 712,500 common shares in the period ended April 30, 2019 due to the exercise of: (1) 300,000 options, (2) 200,000 agent warrants issued as part of the Amalgamation, and (3) 212,500 pursuant to the exercise of C$1.50 warrants issued in the Amalgamation.

In June 2019, the Company issued 3,500,655 common shares in connection with the closing of the Pure Ratios Transaction.

Warrants

In November 2018, the Company issued 13,521,328 warrants as part of the GGP Financing in the following amounts:

o	7,000,000 warrants at $1.00

o	4,511,278 warrants at $1.33

CANNEX CAPITAL HOLDINGS INC.
Management’s Discussion and Analysis
Twelve Months Ended April 30, 2019

o	2,010,050 warrants at $1.99

Stock Options

In October 2018, the Company granted 1,975,000 options to directors, employees and consultants of the Company. The options are exercisable at C$1.00 per share until October 2023.

In February 2019, the Company granted 200,000 options to an investor relations provider. The options are exercisable at C$1.00 per share until February 2024 and vest in two equal instalments on February 1, 2019 and May 1, 2019.

In June 2019, the Company granted 3,330,000 options to directors, employees and consultants of the Company. The options are exercisable at C$1.50 per share until June 2024.

In June 2019, the Company granted 800,000 options to a director and officer of the Company. The grant date fair value of the options was C$1.49. The options are exercisable at C$1.50 per share until June 2024. The options vest as follows: 1) 500,000 options vest in three equal instalments on June 17, 2019, June 17, 2020 and June 17, 2021 and 2) 300,000 options vest on June 17, 2021.

Cautionary Note Regarding Forward-Looking Statements

This MD&A may contain “forward-looking statements” which may include, but are not limited to, statements with respect to the future financial or operating performance of the Company. Often, but not always, forward- looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variation (including negative variations) of such words and phrases, or statements that certain actions, events, or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved. Statements such as matters pertaining to the proposed closing of the 4Front Transaction, BrightLeaf being the main US-based operating subsidiary of the Company, leasing arrangements currently entered or which may be entered into by the Company’s subsidiaries, U.S. legal trends and predictions with respect to U.S. federal government approval of cannabis, hemp legalization in the U.S., and all statements, other than statements of historical fact, are all forward- looking statements.

Forward-looking statements are based on the reasonable assumptions, estimates, internal and external analysis and opinions of management made in light of its experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable at the date that such statements are made. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, but are not limited to, the factors discussed in the section entitled “Risk Factors” in the Company’s Listing Statement dated March 12, 2018 (and filed under the Company’s SEDAR profile on March 13, 2018). Although the Company has attempted to identify important factors that could cause actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events, or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this MD&A. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on the forward-looking statements. The Company does not undertake to update any forward-looking statements except as required by applicable securities laws.

The Company’s management periodically reviews information reflected in forward-looking statements. The Company has and continues to disclose in its MD&A and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking statements and to the validity of the statements themselves, in the period the changes occur.

CANNEX CAPITAL HOLDINGS INC.
Management’s Discussion and Analysis
Twelve Months Ended April 30, 2019

Historical results of operations and trends that may be inferred from the above discussions and analysis may not necessarily indicate future results from operations.

Risks and Uncertainties

The most significant trends and uncertainties which management expects could impact its business and financial condition are (i) the changing legal and regulatory regime which regulates the production and sale of cannabis and cannabis related products; (ii) the ability of companies who may receive funds from the sale of cannabis and cannabis related products to adequately track and legally transfer such funds; (iii) the ability of companies to raise adequate capital; (iv) market risks of continued competition in its primary market of Washington, leading to further price/margin compression and potentially hampering the ability of the operating cannabis companies which the Company contracts with performing on their obligations.

Legal and Regulatory Trends

The Company’s flagship investments are in Washington State and currently management expects the legal and regulatory regimes in the United States (on a federal level), Washington State, and Canada to be the most relevant to its business.

United States

In the United States, 33 states and Washington D.C. have legalized medical marijuana, while ten states and Washington, D.C. have also legalized recreational marijuana. Although cannabis currently remains a Schedule I drug under federal law, the U.S. Department of Justice issued a memorandum, known as the “Cole Memorandum”, on August 29, 2013 to the U.S. Attorneys’ offices (federal prosecutors) directing that individuals and businesses that rigorously comply with state regulatory provisions in states that have strictly- regulated legalized medical or recreational cannabis programs should not be a prosecutorial priority for violations of federal law. This federal policy was reinforced by passage of a 2015 federal budget bill amendment (passed in 2014) known as the Rohrabacher-Farr Amendment that prohibits the use of federal funds to interfere in the implementation of state medical marijuana laws. This bill targets Department of Justice funding, which encompasses the Drug Enforcement Agency and Offices of the United States Attorneys. This bill shows the development of bi-partisan support in the U.S. Congress for legalizing the use of cannabis. It is anticipated that the federal government will eventually repeal the federal prohibition on cannabis and/or allow the states to decide for themselves whether to permit regulated cannabis cultivation and sale, just as states are largely free today to decide policies governing the distribution of alcohol or tobacco. On January 4, 2018, the U.S. Department of Justice rescinded the Cole Memorandum. Given that the Cole Memorandum was never legally binding, the U.S. Department of Justice continues to have discretion to enforce federal drug laws.

Under U.S. federal law it may potentially be a violation of federal money laundering statutes for financial institutions to take any proceeds from marijuana sales or the sale of any other Schedule I substance. Canadian banks are also hesitant to deal with cannabis companies, due to the uncertain legal and regulatory framework of the industry. Banks and other financial institutions could be prosecuted and possibly convicted of money laundering for providing services to cannabis businesses. Under U.S. federal law, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could be found guilty of money laundering or conspiracy. Despite these laws, the U.S. Treasury Department issued a memorandum in February 2014 outlining the pathways for financial institutions to bank marijuana businesses in compliance with federal law. Under these guidelines, financial institutions must submit a “suspicious activity report” (SAR) as required by federal anti-money laundering laws. These marijuana related SARs are divided into three categories: marijuana limited, marijuana priority, and marijuana terminated, based on the financial institution’s belief that the marijuana business follows state law, is operating out of compliance with state law, or where the banking relationship has been terminated. In the U.S., a bill has been tabled in Congress to grant banks and other financial institutions immunity from federal criminal prosecution for servicing marijuana-related businesses if the underlying marijuana business follows state law. This bill has not been passed and there can be no assurance with that it will be passed in its current form or at all. In both Canada and the United States, transactions involving banks and other financial institutions are both difficult and unpredictable under the current legal and regulatorylandscape.

CANNEX CAPITAL HOLDINGS INC.
Management’s Discussion and Analysis
Twelve Months Ended April 30, 2019

Political and regulatory risks also exist due to the presidential administration of Donald Trump. The President’s positions on cannabis regulation have been difficult to discern. On November 7, 2018, Attorney General Jeff Sessions, a noted cannabis law reform skeptic, resigned. President Trump has appointed William Barr, who served as Attorney General in the presidential administration of George H.W. Bush from 1991 to 1993, and Mr. Barr was confirmed by the Senate on February 14, 2019. Mr. Barr has testified before the U.S Senate Appropriations Committee that he believes that a federalist approach allowing states to individually determine the legal status of cannabis is the appropriate regime for the regulation of cannabis. It remains unclear what stance the U.S. Department of Justice under the new administration might take toward legalization efforts in U.S. states, but federal enforcement of the CSA and other applicable laws is possible.

The U.S. DOJ may make requests of information from Cannex, 4Front, or the resulting issuer post-4Front Transaction related to potential antitrust concerns, regardless of Cannex and 4Front’s withdrawal from the HSR process. While management does not believe that any substantive antitrust issues are raised by the 4Front Transaction, response to any further DOJ requests may subject Cannex, 4Front, or the resulting issuer to increased costs.

Despite the legal, regulatory, and political obstacles the marijuana industry currently faces, the industry has continued to grow.

Joyce Amendment

On May 17, 2018 the U.S. House of Representatives Appropriations Committee approved the inclusion of the Rohrabacher-Blumenauer Amendment (previously, the Rohrabacher Farr Amendment), which adds a provision to prohibit the U.S. Department of Justice from using funding to prevent states from implementing medical marijuana laws through the end of fiscal year 2019, known as the “Joyce Amendment”.

2018 Farm Bill

In December 2018, President Trump signed the 2018 Farm Bill, which contained certain provisions legalizing the production, extraction, interstate commerce of, etc. industrial hemp. Industrial hemp is defined as hemp which contains less than .3% tetrahydrocannabinol (“THC”), the cannabinoid most commonly associated with intoxication which is contained within cannabis and hemp plants, on a dry weight basis.

This bill legalizes U.S. hemp for production and sale across state lines for research and commercial uses for all hemp that meets all the following criteria:

  the hemp contains less than 0.3% THC;

  the producer of the hemp is licensed by the state where it was grown; and

  the state where it was grown has a hemp program approved by the USDA.

Each state is allowed to submit a hemp regulatory program for USDA approval. The USDA will be working on reviewing submitted programs and constructing a hemp regulatory program for all states with no submitted program. No programs are currently approved by the USDA. Once a program is approved, producers may apply for licenses under the program and sell hemp legally for all purposes after the license is obtained.

CANNEX CAPITAL HOLDINGS INC.
Management’s Discussion and Analysis
Twelve Months Ended April 30, 2019

Hemp is a genetically related plant to cannabis and has long been prohibited based at least in part on its similarity to cannabis, which tends to contain significantly higher amounts of THC than hemp. Hemp, unlike cannabis plants which tend to be richer in THC, is the most common source of cannabidiol (“CBD”). Research suggests that CBD is a non-psychoactive cannabinoid which may have several therapeutic effects. CBD is increasingly becoming popular as a wellness product, and its usage as an adjunct to THC is increasing as well.

Management believes hemp legalization is positive for a number of reasons: (1) CBD source material will likely become cheaper, leading to lower cost basis in certain CBD-infused products sold by NWCS; and (2) hemp legalization suggests liberalizing legislator and executive attitudes towardscannabis.

Washington State

Current Cannex operations, through BrightLeaf, are only in Washington State, so Cannex is currently more exposed to Washington-specific risks. Management has observed, through third-party analyst reports, conversations with other industry participants, visits to Washington retail stores, and conversations with NWCS and 7Point employees, that prices for cannabis products have contracted sharply since roughly January 2018. Management does not have visibility into the exact cause of such compression, but does note that, to management’s knowledge, Washington State has by far the most granted recreational cannabis production/processing licenses of any state which has legalized cannabis in any form, and was recently noted by BDS Analytics (a cannabis-specific multi-state analytics company) as having the lowest wholesale price per pound of cannabis of any state which currently has a state-legalized market for cannabis, at under $800 wholesale.

This pricing compression adversely affects the profitability and cash-flow generating abilities of Cannex’s tenants NWCS and 7Point and has led to occasional delayed payment of portions of rent. If current trends worsen, NWCS and/or 7Point could potentially be unable to pay the full amount of current rent charged by the Company, current markups on non-cannabis inputs sold by Ag Grow, afford Ag Grow consulting services, etc. Management is monitoring the situation in Washington, and actively seeking to expand operations into other states to diversify Washington-specific risk. Management continues to consult with NWCS and 7Point to help them streamline operations, improve profitability, and be in an advantageous position should market trends reverse.

Canadian Securities

On February 8, 2018, the Canadian Securities Administrators published Staff Notice 51-352 (Revised) Issuers with U.S. Marijuana-Related Activities (“Staff Notice 51-352”) which provides specific disclosure expectations for issuers that currently have, or are in the process of developing, cannabis-related activities in the United States as permitted within a particular state’s regulatory framework. All issuers with United States cannabis- related activities are expected to clearly and prominently disclose certain prescribed information in prospectus filings and other required disclosure documents. As a result of the Company’s investments in certain United States entities, the Company is subject to Staff Notice 51-352.